Exhibit 99.48

VERSES AI INC.
(the "Issuer")

Report of Voting Results
(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

July 19, 2023

The following matter was voted upon by shareholders at the special meeting of the Issuer held on July 17, 2023, in Vancouver, British Columbia. Additional information regarding the matter voted upon is provided in the information circular dated June 14, 2023 (the "**Information Circular**") for the meeting, which is available on SEDAR.

Ratification of Share Alteration

At the meeting of the holders of Class A Subordinate Voting Shares of the Issuer, a special resolution was passed, on a majority of the minority basis, to ratify the change of name of the common shares of the Issuer to Class A Subordinate Voting Shares, the creation of the Class B Proportionate Voting Shares of the Issuer and the addition of special rights and restrictions to the Class A Subordinate Voting Shares and the Class B Proportionate Voting Shares (the "**Share Alteration**"), which Share Alteration was previously approved by the shareholders of the Issuer on July 19, 2021 and made effective on July 20, 2021, and to ratify subsequent restricted share private placement transactions conducted by the Issuer, all as more particularly described in the Information Circular. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	**Percentage of Proxy Votes**
Votes in Favour	9,577,135	99.12%
Votes Against	84,556	0.88%